UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  4)*

RF Industries, Ltd.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

749552105

(CUSIP Number)

RED OAK PARTNERS, LLC

Attn: David Sandberg

304 Park Ave. South, 11th Floor

New York, NY 10010

(212) 614-8952

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                       March 11, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749552105

1		NAME OF REPORTING PERSONS David Sandberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 217,107
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 217,107
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,107
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.89%[1]
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 749552105

1		NAME OF REPORTING PERSONS Red Oak Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 217,107
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 217,107
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,107
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.89%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 749552105

1		NAME OF REPORTING PERSON The Red Oak Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 129,961
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 129,961
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,961
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.73%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 749552105

1		NAME OF REPORTING PERSON Pinnacle Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 87,146
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 87,146
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,146
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.16%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 749552105

1		NAME OF REPORTING PERSON Pinnacle Fund, LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 87,146
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 87,146
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,146
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.16%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Red Oak Partners, LLC (the “Reporting Persons”) on December 20, 2010, as amended by amendment 1, 2 and 3 (as amended, the “Schedule 13D”) relating to the common stock, par value $.01 per share (the “Common Stock”), of RF Industries, Ltd., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 7610 Miramar Road, Building 6000, San Diego, CA 92126.  Except as specifically amended and supplemented by this Amendment No. 4, all other provision of the Schedule 13D remain in full force and effect.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)

The aggregate percentage of the Company’s outstanding shares of Common Stock reported owned by each Reporting Person is based on 7,504,971 shares of common stock outstanding at March 4, 2013, as reported by the Company on its 10-Q for the quarter ended January 31, 2013.  Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

Red Oak Partners beneficially owns 217,107 shares of Common Stock, representing 2.89% of all the outstanding shares of Common Stock.  The Funds are each controlled by Red Oak Partners.  Therefore, Red Oak Partners may be deemed to beneficially own (i) the 129,961 shares of Common Stock held by Red Oak Fund, and (ii) the 87,146 shares of Common Stock held by Pinnacle Fund.

Mr. Sandberg beneficially owns 217,107 shares of Common Stock, representing 2.89% of all the outstanding shares of Common Stock.  Mr. Sandberg, as the managing member of Red Oak Partners may be deemed to beneficially own the 217,107 shares of Common Stock beneficially owned by Red Oak Partners through the Funds.

Red Oak Fund may be deemed to beneficially own 129,961 shares of Common Stock, representing 1.73% of all the outstanding shares of Common Stock.  Pinnacle Fund may be deemed to beneficially own 87,146 shares of Common Stock, representing 1.16% of all the outstanding shares of Common Stock.

(b)

Each of Red Oak Partners and Mr. Sandberg may be deemed to have shared voting and dispositive power with respect to (i) the 129,961 shares of Common Stock held by Red Oak Fund, and (ii) the 87,146 shares of Common Stock held by Pinnacle Fund.  No Fund shares with any other Fund voting or dispositive power with respect to the shares such Fund beneficially owns.

(c)

Since February 19, 2013 (the date through which transactions in Shares were reported in Amendment No. 3, the most recent Schedule 13D filing by the Reporting Persons regarding the Issuer’s Shares), the Reporting Persons have effected the following transactions (pursuant to a 10b5-1 trading program adopted by the Reporting Persons in accordance with rule 10b5-1 of the Securities Exchange Act of 1934, as amended) in shares of Common Stock of the Issuer:

Attached as Exhibit A

(d)

Not applicable.

(e)

The Reporting Persons ceased to be beneficial holders of more than five percent of the Issuer’s outstanding shares of Common Stock on March 12, 2013.

Item 7.  Material to be Filed as Exhibits.

Exhibit A – Transactions in Company’s Common Stock

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2013

By:

/s/ David Sandberg

Name:

David Sandberg

RED OAK PARTNERS, LLC

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

PINNACLE PARTNERS, LLC

By:

RED OAK PARTNERS, LLC,

its managing member

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

PINNACLE FUND, LLLP

By:

PINNACLE PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

Footnotes

1 Based on 7,504,971 shares of common stock outstanding at March 4, 2013, as reported by the Company on its 10-Q for the quarter ended January 31, 2013.